July 1, 2020

Via E-mail

Toshiro Mochizuki, Esq.
Shearman & Sterling LLP
Fukoku Seimei Building, 9th Floor
2-2-2 Uchisaiwaicho
Chiyoda-ku, Tokyo 100-0011, Japan

       Re:    LINE Corporation
              Amendment No. 1 to Schedule 14D-9 filed May 27, 2020 File No. 005-89859


Dear Mr. Mochizuki:

       The staff in the Office of Mergers and Acquisitions has reviewed your filing. We have the comments set forth below.

The Solicitation or Recommendation, page 7

1. Refer to comment 2 in our prior letter dated June 5, 2020. The language cited in that comment and revised in the fairness determination section of your filing remains unchanged in other parts of the document. Please revise to make corresponding edits
wherever the    can
   be seen as having secured fairness    remains in the disclosure document.
Alternatively,
   explain why the Committee structured its recommendation in this way and the reason for the apparent uncertainty. For example, did the Committee take the position that alternative conclusions could be reached?

Background of the Offers and Transactions, page 7

2. We note your revised disclosure on page 15 that LINE   s senior management
believed    it was
   unlikely that a business combination could be consummated    with any other
candidates at
   that time. Please revise to explain here the basis for management   s view.


                                             *   *   *
 Toshiro Mochizuki, Esq.
Shearman & Sterling LLP
July 1, 2020
Page 2

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                          Sincerely,

                                                          /s/ Joshua Shainess

                                                          Joshua Shainess
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions